Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	ended	Year Ended
	June 30,	December 31,
	2010	2009	2008	2007	2006	2005
Earnings
Income (loss) before income taxes	$101,649	$126,523	$(425,688)	$234,837	$182,494	$(145,288)
Equity in (earnings) losses of unconsolidated affiliate	(2,709)	(2,373)	—	—	—	55

Income (loss) before income taxes and equity in earnings (losses) of unconsolidated affiliate	98,940	124,150	(425,688)	234,837	182,494	(145,233)
Interest expense	51,966	110,747	120,513	134,819	160,909	163,125
Amortization of debt issuance costs	2,438	4,649	4,466	5,326	7,250	7,948
Interest portion of rent (1)	3,125	5,879	6,559	6,452	5,583	6,215

	$156,469	$245,425	$(294,150)	$381,434	$356,236	$32,055

Fixed Charges
Interest expense	$51,966	$110,747	$120,513	$134,819	$160,909	$163,125
Amortization of debt issuance costs	2,438	4,649	4,466	5,326	7,250	7,948
Interest portion of rent	3,125	5,879	6,559	6,452	5,583	6,215

	$57,529	$121,275	$131,538	$146,597	$173,742	$177,288

Ratio of earnings to fixed charges	2.7	2.0	— (2)	2.6	2.1	— (2)

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	For the years ended December 31, 2008 and 2005, earnings were less than fixed charges by $425.7 million and $145.2 million, respectively. We recorded a goodwill impairment charge at December 31, 2008 that reduced our earnings for 2008 by $671.1 million.